RMS

SEC MAIL PROCESSING
Received
FEB 23 2018
WASH, D.C.

SE

18000869

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Global Equity Sales LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 Fifth Avenue, Suite 602
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Howard Berkenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Global Equity Sales LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager / CCO

Title

Notary Public

ROBERT ILARIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01IL6134434
Qualified in New York County
My Commission Expires 10-03-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(e)(3)
and Report of Independent Registered Public
Accounting Firm and Supplemental Information

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of UOB Global Equity Sales LLC as of December 31, 2017 and 2016, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of UOB Global Equity Sales LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UOB Global Equity Sales LLC's management. Our responsibility is to express an opinion on UOB Global Equity Sales LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to UOB Global Equity Sales LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CITRINCOOPERMAN®
Accountants and Advisors

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of UOB Global Equity Sales LLC's financial statements. The supplemental information is the responsibility of UOB Global Equity Sales LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as UOB Global Equity Sales LLC's auditor since 2011.
White Plains, New York
February 21, 2018

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Cash	$ 423,693	$ 865,398
Receivables from customer	196,318	334,362
Prepaid expenses	1,445	2,621
Total Assets	$ 621,456	$ 1,202,381
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 21,150	$ 54,116
Due to affiliate	36,886	100,101
Total Liabilities	58,036	154,217
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBER'S EQUITY	563,420	1,048,164
Total Liabilities and Member's Equity	$ 621,456	$ 1,202,381

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES		
Management fees	$ 420,381	$ 1,405,990
Incentive fees	112,633	3,328
Interest income	705	1,339
Net Revenues	533,719	1,410,657
EXPENSES		
Payroll and benefits	858,353	1,087,212
Discretionary bonus	-	28,460
Unincorporated business taxes	-	2,904
Meals and entertainment	22,000	30,000
Travel	22,000	30,000
Rent	18,000	18,000
Professional fees	45,900	45,900
Compliance fees	16,500	12,000
Administration fees	28,000	36,000
Licenses and fees	5,084	6,129
Other	2,626	212
Total Expenses	1,018,463	1,296,817
Net Income (Loss)	$ (484,744)	$ 113,840

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Member's equity - January 1	$ 1,048,164	$ 2,934,324
Member's distributions	-	(2,000,000)
Net income (loss)	(484,744)	113,840
Member's Equity - December 31	$ 563,420	$ 1,048,164

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (484,744)	$ 113,840
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	1,176	252
Receivables from customer	138,044	66,972
Accrued expenses	(32,966)	(87,465)
Due to Affiliate	(63,215)	-
Net Cash Provided By (Used In) Operating Activities	(441,705)	93,599
CASH USED IN FINANCING ACTIVITIES		
Member's distributions	-	(2,000,000)
Net Decrease in Cash	(441,705)	(1,906,401)
Cash - Beginning of Year	865,398	2,771,799
Cash - End of Year	$ 423,693	$ 865,398

See accompanying notes to financial statements.

1. ORGANIZATION

UOB Global Equity Sales LLC (the "Company") was established as a limited liability company ("LLC") in the State of New York on November 22, 2002. The Company commenced operations in September 2003, when the Company became a broker-dealer in securities registered with the Securities and Exchange Commission and a registered member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of UOB Global Capital LLC (the "Parent").

The Company's activities have been limited to acting as a placement agent for alternative investments, including, but not limited to, hedge funds, private equity funds, etc. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's principal business office is located in New York City.

Since the Company is an LLC, the member is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Income is recognized as earned and expenses are recognized as incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues when there is persuasive evidence of an arrangement, services are rendered, the sales price is determinable, and collectibility is reasonably assured.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management has determined that a valuation allowance was not required at December 31, 2017 and 2016.

Income Taxes

As a single-member LLC, the Company is considered a disregarded entity for federal, New York State and New York City income tax purposes. An allocated provision for the New York City Unincorporated Business Tax has been made for the years ended December 31, 2017 and 2016, of $-0- and $2,904, respectively.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board, Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is subject to examinations by taxing authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

New Accounting Pronouncements

ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition* and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company has evaluated the impact of ASU 2014-09 on the Company's financial statements and determined there is no material impact.

ASU 2016-02, *Leases* ("ASU 2016-02"). In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). ASU No. 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 21, 2018, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. MANAGEMENT AND INCENTIVE FEES

Management and incentive fees are calculated by the investment manager according to the advisory agreement it has with each investor. Management fees are calculated based upon an agreed-upon rate and the value of the assets under management. Incentive fees are calculated at an agreed-upon rate and are dependent on the performance of the investment under management. The Company receives a portion of the management and/or incentive fees for its activities as a placement agent according to its agreement(s) with the investment manager.

4. RELATED PARTIES

Pursuant to a cost-sharing agreement (the "Agreement") between the Parent and the Company, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company. In addition, pursuant to the Agreement, the Parent acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Company. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Parent. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Parent are based on the estimated amount of time spent by employees on behalf of the Company and the Parent. In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Parent. Total Allocated Costs charged to the Company by the Parent in 2017 and 2016 are included in the accompanying statements of operations and amounted to $858,353 and $1,087,212 in 2017and 2016, respectively.

The amounts due to the Parent is $36,886 and $100,101 as of December 31, 2017 and 2016, respectively.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2017 and 2016, the Company's regulatory net capital was $365,657 and $711,181, respectively, which exceeded the Company's minimum net capital requirement of

5. NET CAPITAL AND RESERVE REQUIREMENTS (cont'd)

$5,000 and $10,281, respectively. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was .159 to 1.

6. CONCENTRATION OF CREDIT RISK

The Company places its cash and cash equivalents, which may at times be in excess of Federal Deposit Insurance Corporation limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution. Accounts receivable are from investment advisors for which the Company reviews their backgrounds and credit history before entering into agreements. Allowances for possible losses are based on factors surrounding the credit risk of the investment advisor, historical trends and other information. At December 31, 2017 and 2016, one customer accounted for 94% and 100% of the Company's accounts receivable, respectively. The Company's receivables represent amounts due from the customer. These receivables are primarily paid to the Company in the month following the quarter in which the amounts are earned.

SUPPLEMENTAL INFORMATION

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATIONS

DECEMBER 31, 2017 AND 2016

	2017	2016
NET CAPITAL		
Member's Equity	$ 563,420	$ 1,048,164
Non-allowable assets	(197,763)	(336,983)
Net Capital per Rule 15c3-1	$ 365,657	$ 711,181
Computation of Basic Net Capital Requirements		
Minimum net capital requirement - greater of 6 2/3% of aggregate indebtedness or $5,000	$ 5,000	$ 10,281
Excess Net Capital	$ 360,657	$ 700,900
Aggregate Indebtedness		
Accrued expenses and due to affiliate	$ 58,036	$ 154,217
Ratio of Aggregate Indebtedness to Net Capital	0.159 to 1	0.217 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II A filing as of Decmber 31, 2017 as filed on January 25, 2018.

See report of independent registered public accounting firm.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UOB Global Equity Sales LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Global Equity Sales LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) UOB Global Equity Sales LLC stated that UOB Global Equity Sales LLC met the identified exemption provisions throughout the most recent fiscal year without exception. UOB Global Equity Sales LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Global Equity Sales LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 21, 2018

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

UOB Global Equity Sales LLC (A Member of the United Overseas Bank Group)
592 FIFTH AVENUE, NEW YORK, N.Y. 10036, USA Phone (212) 398-6633 Fax (212) 398-4030

Exemption Report

UOB Global Equity Sales LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) through calendar year ending December 31, 2017 without exception.

UOB Global Equity Sales LLC

I, Howard Berkenfeld, swear (or affirm) to my best knowledge and belief, this Exemption report is true and correct.

By: Howard Berkenfeld
Title: Chief Compliance Officer

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
UOB Global Equity Sales LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by UOB Global Equity Sales LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of UOB Global Equity Sales LLC (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating UOB Global Equity Sales LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). UOB Global Equity Sales LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

CITRINCOOPERMAN®
Accountants and Advisors

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 21, 2018

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2017

SIPC - 7 General Assessment	$	801
Less amounts paid:		
July 2017		(387)
Amount due with Form SIPC-7	$	414

SIPC Collection Agent: Securities Investor Protection Corporation

See report of independent registered public accounting firm on applying agreed-upon procedures.